UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001- 39258

METEN HOLDING GROUP LTD.

(Translation of registrant’s name into English)

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On September 1, 2021, Meten Holding Group Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter in a firm commitment public offering (the “Offering”) (i) 22,500,000 ordinary shares, par value $0.0001 per share, of the Company (the “Shares”), at an offering price of $0.30 per share, and (ii) 177,500,000 pre-funded warrants, for an offering price of $0.2999 per warrant, to purchase 177,500,000 ordinary shares of the company, exercisable at an exercise price of $0.0001 per share (the “Pre-funded Warrants”, together with the Shares, the “Offered Securities”), to those purchasers whose purchase of ordinary shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding ordinary shares immediately following the consummation of this offering. The Company expects to receive $59.98 million in gross proceeds from this Offering, before deducting underwriting discounts and other related offering expenses.

The Company issued press releases on September 1, 2021 to announce the proposed offering, on September 1, 2021 in connection with the pricing of the Offering, and on September 7, 2021 in connection with the closing of the Offering. Copy of all press releases are furnished herewith as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

The Offered Securities were offered under the Company’s registration statement on Form F-3 (File No. 333-256087), filed with the Securities and Exchange Commission on May 13, 2021 and was declared effective on May 21, 2021 (the “Registration Statement”). A prospectus supplement to the Registration Statement in connection with this Offering was filed with the Securities and Exchange Commission on September 3, 2021.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is attached hereto as Exhibit 1.1. A copy of the opinion of Conyers Dill& Pearman, as special counsel in the Cayman Islands to the Company, regarding the legality of the issuance and sale of the Shares in the Offering is attached hereto as Exhibit 5.1.

Prior to the completion of this Offering, the exercise price of the Company’s outstanding warrants was $1.00 per share, subject to a “full-ratchet” anti-dilution protection with respect to subsequent equity sales in which any person will be entitled to acquire ordinary shares at an effective price per share that is lower than the then exercise price of the warrants. As the Company offers its ordinary shares at a per share price of $0.30 in this public offering, which is lower than $1.00 per share, the exercise price for the Company’s warrants is reset to $0.30 per share. A copy of the notice to the warrant holders is attached hereto as Exhibit 99.4.

This report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This current report on form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-256087) and Form S-8 (File No. 333-251806, File No. 333-248883 and File No. 333-256987).

Exhibits

Exhibit No.	Description

1.1	Underwriting Agreement by and between Meten EdtechX Education Group Ltd. and Aegis Capital Corp., dated September 1, 2021
5.1	Opinion of Conyers Dill & Pearman
23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
99.1	Press Release – Meten Holding Group Announces Proposed Underwritten Public Offering of Ordinary Shares and Pre-funded Warrants to Purchase Ordinary Shares
99.2	Press Release – Meten Holding Group Prices $60 million Underwritten Public Offering of Ordinary Shares and Pre-Funded Warrants to Purchase Ordinary Shares
99.3	Press Release – Meten Holding Group Closes $60 million Underwritten Public Offering of Ordinary Shares and Pre-Funded Warrants to Purchase Ordinary Shares (NASDAQ: METX)
99.4	Notice of Adjustment of Exercise Price of Warrants, dated September 7, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 7, 2021

Meten Holding Group Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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